INVICTA CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69923

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Invicta Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2790 Mosside Blvd, Suite 530
(No. and Street)

Monroeville	PA	15146
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aimee Toth	412-287-4646	aat@invictacapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3578
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Aimee Toth</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Invicta Capital LLC</u>, as of <u>December 31</u>, 2<u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kristin Pearson, Notary Public
Allegheny County
My commission expires May 29, 2022
Commission number 1334079
Member, Pennsylvania Association of Notaries

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



Lally & Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
 Invicta Capital LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Invicta Capital LLC** ("Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatements of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, the Company has had numerous significant transactions with a business controlled by one of the owners of the Company. Our opinion is not modified with respect to this matter.

Lally & Co., LLC

We have served as the Company's auditor since 2018.

Pittsburgh, Pennsylvania
March 30, 2022

INVICTA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	188,779
Accounts receivable		82,443
Prepaid expenses		66,587
Due from affiliate		3,982
	$	341,791

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	94,424
Commissions payable		74,199
		168,623
Members' equity		173,168
	$	341,791

NOTES TO FINANCIAL STATEMENT
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and Nature of Business**

Invicta Capital LLC ("Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed in 2010 and is a Pennsylvania limited liability company. The Company received its FINRA approval for membership on March 20, 2018.

The Company received FINRA approval under Rule 1017 application on August 8, 2019. As such, the Company operates under (k)(2)(ii) and (k)(1) exemptive provisions of SEC Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Note 2   **Summary of Significant Accounting Policies**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP") and is required by the SEC and FINRA.

Cash
For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of Accounting Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosures, and the reported revenues and expenses. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Revenue Recognition
Revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

INVICTA CAPITAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company enters into arrangements with annuity companies to distribute annuities to investors. The Company may receive commissions paid by the annuity company up front, over time, upon the investor's exit from the annuity (that is, a contingent deferred sales charge), or as a combination thereof.

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Income Taxes
The Company is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC Topic 740 on Income Taxes. The amount of current and deferred income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No Deferred tax expenses or benefits are recognized in the financial statements as the amounts are not significant to the financial statements.

INVICTA CAPITAL

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Note 3   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021 the Company's net capital was $141,355 which was $130,113 in excess of its required net capital of $11,242. The Company's aggregate indebtedness to net capital was 1.19 to 1.

Note 4   **Concentrations**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 5   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 6   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off- balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. The Company has evaluated events and transactions after the date of the Statement of Financial Condition through March 30, 2022, which is the date the financial statements were available to be issued.

Note 7   **Subsequent Events**

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through March 30, 2022, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 8   **Related Party Transactions**

The Company has a management services agreement with Invicta Advisors, LLC ("Advisor"), a company related by common ownership. The Company shares office space, employees and other overhead expenses with Advisor. For the year ended December 31, 2021, the Company incurred $17,954 in expenses from Advisors under this agreement. For the year ended December 31, 2021, the Company allocated to Advisors expenses related this agreement of $244,040 as reflected in the following expense accounts:

Employee compensation and benefits	$133,256
Computer and software	73,181
Insurance	18,140
Other	19,463
	$244,040

At December 31, 2021, $3,982 was due from Advisors, as shown on the statement of financial condition.

Note 9   **Paycheck Protection Program Loan**

The Company received a loan under the Small Business Administration's Paycheck Protection Program for $31,600 on May 11, 2020. The Company received notice of 100% forgiveness on the loan plus accrued interest on February 17, 2021.

Note 10   **Risk and uncertainties**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time. No adjustments have been made to these financial statements as a result of this uncertainty.